Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS REPORTS LA BOLSA PROJECT ECONOMICS AND RESERVES

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia - July 7, 2010 - Minefinders Corporation Ltd. today reported the results of an independently prepared pre-feasibility study (the “study”) for its La Bolsa gold and silver project in Sonora, Mexico. The property is located 27 kilometres west-northwest of the city of Nogales, near the Sonora/Arizona border.

The study contemplates conventional open-pit mining methods at La Bolsa with low-cost heap-leach processing. Throughput is projected at 8,500 tonnes of ore per day with two-stage crushing and gold and silver recovery achieved through a carbon absorption recovery system. The minable reserve, using prices of $825 per ounce of gold and $14 per ounce of silver contains 316,135 ounces of gold and 4.5 million ounces of silver.  Assuming average recoveries of 72% for gold and 7% for silver, the total production from La Bolsa is estimated at 227,600 ounces of gold and 315,100 ounces of silver over a six year mine life. The life of mine reserve strip ratio is estimated at 1.9 to 1 waste to ore and the operating strip ratio is estimated at 1.5 to 1 waste to ore, net of capitalized pre-stripping.

“The La Bolsa project has several favourable characteristics, including a low waste-to-ore ratio, amenability to heap-leach processing, and close proximity to infrastructure,” said Mark Bailey, President and Chief Executive Officer. “We consider the results of the pre-feasibility study a positive step toward advancing the La Bolsa gold deposit to a production decision. Over the next several months we will consider our options to realize value from La Bolsa.”

La Bolsa Mine Economics

Base case metal price assumptions of $850 per ounce of gold and $14 per ounce of silver were used in the economic analysis.  The initial capital cost is $31.4 million, which includes $7.0 million of initial working capital with life of mine sustaining capital costs of $12.5 million or $2.3 million net of $10.2 million of capital recoveries.  A comparison showing gross revenues, net present values, and internal rates of return for both the base case and at approximate recent spot prices for gold and silver are as follows:

	Base Case	Spot Case
Gold	$ 850	$ 1,200
Silver	$ 14	$ 18
Life of mine gold production (ounces)	227,600	227,600
Life of mine silver production (ounces)	315,100	315,100
Gross revenues (includes silver)	$ 197.9 million	$ 278.8 million

Total cash cost per ounce, silver by-product	$516	$510
NPV 0% discount – pre-tax	$ 42.3 million	$ 123.2 million
NPV 5% discount – pre-tax	$ 28.2 million	$ 91.3 million
IRR – pre-tax	34%	95%

La Bolsa Reserves

Proven and probable reserves have been estimated as of June 10, 2010 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004.  Ms. Xochitl Valenzuela, an independent mining consultant, prepared the estimates as reported below:

La Bolsa Project - Proven and Probable Reserve Estimate – June, 2010

Reserves	Tonnes	Gold Grade (gpt)	Gold Ounces Contained	Silver Grade (gpt)	Silver Ounces Contained
Proven	9.461,535	0.667	203,045	10.1	3,079,309
Probable	6,169,633	0.570	113,090	7.2	1,422,228
Total Proven & Probable	15,631,168	0.629	316,135	9.0	4,501,537

The La Bolsa reserve has been estimated using recent drill data and the previously audited resource model reported by the Company in a news release dated September 14, 2009 and a National Instrument 43-101 (“NI 43-101”) technical report filed on SEDAR on October 21, 2009. The NI 43-101 resource estimate was completed by Minefinders and was audited by Messrs. David Linebarger and Ralph Sacrison of Sacrison Engineering who are Independent Qualified Persons as defined by NI 43‐101. An updated measured and indicated resource estimation incorporating additional infill drilling was completed in March of 2010 and was used to determine the final reserve estimation. The measured and indicated mineral resource used in the study at a 0.25 grams per tonne (“gpt”) cutoff grade totals 18.73 million tonnes as reported below:

La Bolsa Project - Resource (0.25 gpt Au cutoff) – March, 2010

Classification	Tonnes	Gold Grade (gpt)	Gold Ounces Contained	Silver Grade (gpt)	Silver Ounces Contained
Measured	9,705,479	0.751	234,464	10.8	3,383,952
Indicated	9,028,438	0.596	172,866	8.6	2,483,960
Total Measured and Indicated	18,733,917	0.676	407,330	9.7	5,867,912

Qualified Person

Mark Bailey MSc., P.Geo., is the "qualified person" with overall responsibility for the La Bolsa Project and is responsible for the contents of this news release. Mr. Anthony E.W. Crews, P.E., principal of The MINES Group, Inc. is the “qualified person” responsible for the contents of the study. An independently prepared NI 43-101 compliant technical report providing details of the reserve and economic model contemplated in the study will be filed on SEDAR within 45 days.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended March 31, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.